Exhibit 12

CONFIDENTIAL TREATMENT REQUESTED

UNDER RULE 24b-2 under the

SECURITIES EXCHANGE ACT OF 1934;

17 C.F.R. § 240.24b-2;

5 U.S.C. § 552(b)(4);

17 C.F.R. §§ 200.80(b)(4) and 200.83

[***] INDICATES OMITTED MATERIAL THAT IS THE SUBJECT OF A

CONFIDENTIAL TREATMENT REQUEST THAT IS

FILED SEPARATELY WITH THE COMMISSION

STRICTLY PRIVATE & CONFIDENTIAL

December 13, 2007

Dubai World

P.O. Box 17000

Dubai, United Arab Emirates

Attention: Rashid Sheikh, Group Treasurer

Ladies and Gentlemen:

Re:	Upfront Structuring Fee

We refer to (i) the commitment letter dated August 24, 2007 among Dubai World (“DW”) and Credit Suisse International (“CS”), Deutsche Bank AG, London Branch (“DB”) and The Royal Bank of Scotland plc (“RBS” and, together with CS and DB, the “Banks” or “we”), as amended by the letter dated November 30, 2007 among DW and the Banks (as so amended, the “Commitment Letter”) and (ii) the confirmation dated as of the date hereof entered into between Infinity World Investments LLC (“Infinity”) and CS (the “CS Confirmation”), the confirmation dated as of the date hereof entered into between Infinity and DB (the “DB Confirmation”) and the confirmation dated as of the date hereof entered into between Infinity and RBS (the “RBS Confirmation” and, together with the CS Confirmation and the DB Confirmation, the “Confirmations”). The capitalized terms used herein without definition have the meanings given to them in the Commitment Letter and the Confirmations. DW hereby agrees to pay the Upfront Structuring Fee referred to in the Commitment Letter in accordance with the terms of this letter agreement.

1.	Upfront Fees

DW shall pay, or cause an affiliate to pay, an upfront structuring fee to CS (the “CS Upfront Fee”):

(i)	on each Prepayment Date prior to the date that is 45 calendar days after the Trade Date, in an amount equal to (x) <1.25%> [***] multiplied by (y) the Prepayment Amount in respect of the CS Confirmation relating to such Prepayment Date; and

(ii)	on the date that is 45 calendar days after the Trade Date, an amount, if any, equal to (x) [***] multiplied by (y) US$400,000,000 minus the aggregate of the Prepayment Amounts requested in respect of the CS Confirmation prior to the date that is 45 calendar days after the Trade Date.

[***] Confidential Treatment Requested.

DW shall pay, or cause an affiliate to pay, an upfront structuring fee to DB (the “DB Upfront Fee”):

(i)	on each Prepayment Date prior to the date that is 45 calendar days after the Trade Date, in an amount equal to (x) [***] multiplied by (y) the Prepayment Amount in respect of the DB Confirmation relating to such Prepayment Date; and

(ii)	on the date that is 45 calendar days after the Trade Date, an amount, if any, equal to (x) [***] multiplied by (y) US$400,000,000 minus the aggregate of the Prepayment Amounts requested in respect of the DB Confirmation prior to the date that is 45 calendar days after the Trade Date.

DW shall pay, or cause an affiliate to pay, an upfront structuring fee to RBS (the “RBS Upfront Fee”):

(i)	on each Prepayment Date prior to the date that is 45 calendar days after the Trade Date, in an amount equal to (x) [***] multiplied by (y) the Prepayment Amount in respect of the RBS Confirmation relating to such Prepayment Date; and

(ii)	on the date that is 45 calendar days after the Trade Date, an amount, if any, equal to (x) [***] multiplied by (y) US$400,000,000 minus the aggregate of the Prepayment Amounts requested in respect of the RBS Confirmation prior to the date that is 45 calendar days after the Trade Date.

2.	Payments

All payments under this letter agreement shall, except as otherwise provided herein, be made in U.S. Dollars in New York, New York. To the fullest extent permitted by law, DW shall make all payments hereunder regardless of any defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any governmental authority or regulatory body and which may adversely affect DW’s obligation to make, or the right of the Banks to receive, such payments.

The obligation of DW in respect of any sum due from it to the Banks hereunder shall, notwithstanding any judgment in a currency other than U.S. Dollars, be discharged only to the extent that on the business day following receipt by the Banks of any sum adjudged to be so due in such other currency the Banks may in accordance with normal banking procedures purchase U.S. Dollars with such other currency; if the U.S. Dollars so purchased are less than the sum originally due to the Banks in U.S. Dollars, DW agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Banks against such loss, and if the U.S. Dollars so purchased exceed the sum originally due to the Banks in U.S. dollars, the Banks agree to remit to DW such excess.

3.	Waiver of Immunities

DW irrevocably waives, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction or order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees that it will not claim any such immunity in any Proceedings and that the waivers set forth in this Section shall have effect to the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable for purposes of such Act.”

[***] Confidential Treatment Requested.

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4.	Confidentiality

By accepting delivery of this letter agreement, DW agrees that this letter agreement is for DW’s confidential use only and that neither its existence nor the terms hereof will be disclosed by DW to any person other than DW’s officers, directors, employees, accountants, attorneys and other advisors, agents and representatives (the “Company Representatives”), and then only on a confidential and “need to know” basis in connection with the transactions contemplated by the Commitment Letter; provided, however, that DW may disclose the existence and terms hereof to the extent required, in the opinion of DW’s counsel, by applicable law. DW’s obligations under this paragraph shall survive the termination of the Commitment Letter and this letter agreement.

5.	Counterparts and severability

This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter. Any provisions of this letter which are invalid, prohibited or in breach of applicable law or regulation shall have no effect and shall be deemed to be deleted, the remaining provisions shall remain in full force and effect and the parties shall negotiate in good faith to replace the deleted provisions with alternative provisions having substantially the same commercial and economic effect.

6.	Governing Law

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto hereby submits to the jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City and to the courts of its own corporate domicile in respect of actions brought against it as a defendant for purposes of all any disputes, suits, actions or proceedings which may arise out of or in connection with this letter or the transactions contemplated hereby (collectively, the “Proceedings”). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such Proceeding brought in such a court, any claim that any such Proceeding brought in such a court has been brought in an inconvenient forum, any right to which it may be entitled on account of place of residence or domicile, and the right to have a trial by jury. You irrevocably designate and appoint Corporation Service Company (the “Process Agent”) as your authorized agent upon which process may be served in any Proceeding that may be instituted by any Bank or any other Indemnified Person in any U.S. federal or state court in the State of New York. You hereby agree that service of any process, summons, notice or document by U.S. registered mail addressed to the Process Agent, with written notice of said service to you at the address above shall be effective service of process for any Proceeding brought in any such court.

Please acknowledge your agreement to the terms of this letter by returning an executed counterpart to each Bank at the address set forth on the applicable signature pages. If you elect to deliver this letter by telecopier or electronic transmission, please arrange for the executed originals to follow by next-day courier.

7.	Taxes

(A)

Any and all payments by or on account of any obligation of DW hereunder shall be made free and clear of and without deduction for any tax (except for (i) income or franchise taxes imposed on (or measured by) a Bank’s net income by the United States, or by the jurisdiction under the laws of which it is organized or located and (ii) any U.S. withholding tax that is attributable solely to a Bank’s failure or inability (other than as a result of a change in law after the date the Bank becomes a party to this letter agreement) to comply with clause (B) of this Section 7, except to the extent that the Bank (or its assignor, if any) was entitled, at the time of assignment, to receive additional amounts from DW with respect to such withholding tax pursuant to this Section 7, (collectively, (“Excluded Taxes”)); provided that if DW shall be required to deduct any tax from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums

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payable under this provision) the relevant Bank receives an amount equal to the sum it would have received had no such deductions been made, (ii) DW shall make such deductions and (iii) DW shall pay the full amount deducted to the relevant governmental authority in accordance with applicable law; and provided further that DW shall not be required to increase any such amounts payable to a Bank with respect to any tax that is attributable solely to the relevant Bank’s failure to comply with the requirements of clause (B) of this Section 7.

(B)	If entitled to an exemption from or reduction of withholding tax under the law of the United States, or any treaty to which the United States is a party, with respect to payments under this letter agreement, the relevant Bank shall deliver to DW on or prior to the date on which Bank becomes a party to this letter agreement and at the time or times prescribed by applicable law such properly completed and executed documentation prescribed by applicable law or reasonably requested by DW as will permit such payments to be made without withholding or at a reduced rate. In addition, if requested by DW, the Bank shall deliver such other documentation prescribed by applicable law or reasonably requested by DW as will enable DW to determine whether or not the Bank is subject to backup withholding or information reporting requirements. Without limiting the generality of the foregoing, the Bank shall deliver to DW (in such number of copies as shall be reasonably requested by DW) on or prior to the date on which Bank becomes a party to this letter agreement and at the time or times prescribed by applicable law (and from time to time thereafter upon the request of DW, but only if Bank is legally entitled to do so), whichever of the following is applicable:

(i)	duly completed copies of Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States is a party;

(ii)	duly completed copies of Internal Revenue Service Form W-8ECI; or

(iii)	if Bank is claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, duly completed copies of Internal Revenue Service Form W-8BEN.

(C)	DW shall pay all stamp, transfer, registration or other taxes, duties assessments or governmental charges of any nature payable in respect of any obligation hereunder.

(D)	DW shall indemnify the relevant Bank, within ten (10) days after written demand therefor, for the full amount of any tax (other than Excluded Taxes) paid by the Bank on or with respect to any payment by or on account of any obligation of DW hereunder (including any tax (other than Excluded Taxes) imposed or asserted on or attributable to amounts payable under this Section 7) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to DW by Bank shall be conclusive absent manifest error.

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Yours faithfully, For and on behalf of CREDIT SUISSE INTERNATIONAL

/s/ Laura Muir	/s/ Christian Bettley
Name: Laura Muir	Name: Christian Bettley
Authorised Signatory	Authorised Signatory

For and on behalf of DEUTSCHE BANK AG, LONDON BRANCH

/s/ Lee Frankenfield	/s/ Andrea Leung
Name: Lee Frankenfield	Name: Andrea Leung
Authorised Signatory	Authorised Signatory

DEUTSCHE BANK SECURITIES INC., acting solely as agent

/s/ Lee Frankenfield	/s/ Andrea Leung
Name: Lee Frankenfield	Name: Andrea Leung
Authorised Signatory	Authorised Signatory

For and on behalf of THE ROYAL BANK OF SCOTLAND plc

/s/ Roland Gerber
Name: Roland Gerber
Authorised Signatory

We hereby acknowledge and agree to the terms set out above.

For and on behalf of DUBAI WORLD

/s/ Sultan Ahmad Bin Sulayem
Name: Sultan Ahmad Bin Sulayem
Authorised Signatory